GEOKINETICS INC.

One Riverway, Suite 2100

Suite 2100

Houston, TX 77056

July 6, 2006

U.S. Securities and Exchange Commission                                                                                        Via EDGAR and Federal Express

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:          Geokinetics Inc. (the “Company”)

       Registration Statement on Form S-1

       File No.: 333-130777

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Company be accelerated so that the Registration Statement may become effective on July 10, 2006, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Geokinetics Inc.

By:	/s/ Thomas J. Concannon
Name:	Thomas J. Concannon
Title	Vice President and
Chief Financial Officer

TJC

cc:           Mr. James J. Spring, III